LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2013	WRITER’S E-MAIL awheeler@luselaw.com

July 23, 2014

Via Electronic Mail

Todd Schiffman

Assistant Director Office of Financial Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pilgrim Bancshares, Inc.
Registration Statement on Form S-1
Filed March 11, 2014
File No. 333- 194485

Dear Mr. Schiffman:

On behalf of Pilgrim Bancshares, Inc., (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated June 16, 2014, as well as the Company’s responses to those comments. We also enclose four (4) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the document filed on June 6, 2014.

Part II

Exhibits 8.1 and 8.2

1.	Please file dated and signed opinions prior to effectiveness.

Response: Dated and signed opinions are filed as Exhibits 8.1 and 8.2 to the Amended Form S-1.

*        *        *

LUSE GORMAN POMERENK & SCHICK

A Professional Corporation

Todd Schiffman

Securities and Exchange Commission

Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2013 or Kent Krudys at (202) 274-2019.

Very truly yours,

/s/ Adam P. Wheeler
Adam P. Wheeler

cc:	Francis E. Campbell, President and Chief Executive Officer
Kent M. Krudys, Esq.